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Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contact:	Investor Contact:
Jason Stewart	Frank J. Golden
Vice President, Media Relations	Vice President, Investor Relations
(203) 539-8339	(203) 539-8470
jason.stewart@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Strong First-Quarter 2006 Results

        Revenues up 7%, driven by strong organic growth
EPS $0.21, up from $0.11 a year ago; Adjusted EPS $0.13, up from $0.08
Business and portfolio optimization programs on track
Share repurchase program renewed

(All amounts are in U.S. dollars)

        STAMFORD, Conn., April 27, 2006 — The Thomson Corporation (NYSE: TOC; TSX: TOC), the world's leading information services provider, today reported strong financial results for the first quarter ended March 31, 2006.

Consolidated First-Quarter Financial Highlights:

  •
  Revenues increased 7%, to $1.93 billion. Excluding the effects of currency translation, revenues rose 8% in the quarter. The revenue increase was primarily the result of solid organic growth of 7%.

  •
  Operating profit increased 19%, to $143 million. Operating profit margin continued to improve, increasing 70 basis points from the year-ago period. Operating profit improvement was driven by revenue growth and the benefits of increased leverage across the company.

  •
  Earnings attributable to common shares were $136 million, or $0.21 per share, compared to $72 million, or $0.11 per share, in the first quarter of 2005. After adjusting for discontinued operations, the normalization of the quarterly effective tax rate, and one-time items, earnings were $84 million, or $0.13 per share, compared with $55 million, or $0.08 per share, in the year ago period.

  •
  Net cash from operations of $229 million was generated by the company. Free cash flow was $110 million, versus $143 million in 2005. The decline was largely due to timing factors. First-quarter free cash flow is not reflective of the strong free cash flow growth Thomson is expecting for the full year.

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Thomson Reports Strong First-Quarter 2006 Results
April 27, 2006

First-Quarter Operational Highlights:

  •
  Accelerating Growth:    Growth was driven by innovative products such as Westlaw Litigator, Practitioner, ResultsPlus and FindLaw for the legal market; Checkpoint and UltraTax for accounting professionals; Thomson Pharma solutions and Web of Science for pharmaceutical and scientific researchers; and a number of solutions across Thomson Financial's product lines. These solutions combine rich content with software tools that improve professionals' productivity.

  •
  Optimizing Portfolio:    Thomson continued its portfolio optimization to further drive growth and returns. In February, the company announced its intent to sell four businesses that are not core to its strategy. In addition, today Thomson announced its intention to sell Lawpoint from the Legal & Regulatory group. These transactions are expected to be completed in the second half of the year. Thomson announced the completed sale of Law Manager, also from the Legal & Regulatory group. Lawpoint and Law Manager accounted for approximately $40 million in revenue in 2005.

  •
  Business Optimization:    Earlier in the year, Thomson announced the creation of two new executive positions focused on business optimization across the company. The new executive team is actively pursuing leveraging and efficiency initiatives in the back office, technology and finance areas. Thomson expects to provide further updates on these initiatives throughout the year.

        Thomson President and Chief Executive Officer Richard J. Harrington said, "Thomson continued to build upon its solid momentum in 2005. While the first quarter is historically our smallest of the year, we are pleased to report strong results for the first three months of 2006. We continue to execute on our strategy to develop innovative work solutions for professionals based on rich content, software tools and applications and high-end analytics. Our growth in revenue and profits was balanced across our businesses and markets, and we are well positioned to achieve our long-term objectives of 7% to 9% annual revenue growth, higher margins and strong free cash flow.

        "Our Legal and Regulatory group continued to deliver double-digit online growth, reflecting a deep understanding of our vertical markets that enables us to develop new products tailored to our customers' needs. Thomson Financial achieved strong organic revenue growth, with strength in all of its customer segments. In our Scientific and Healthcare group, revenues from electronic information solutions grew 7%. We see these electronic solutions as the engine of future growth. We were also encouraged by growth in the higher education space, which helped drive 9% revenue growth for Thomson Learning, and we continue to work with educators to develop digital learning solutions.

        "In the first quarter our Board announced a 10% increase in our dividend, and today we announced that we will continue our share buyback program for another year. To date, we have bought approximately $467 million worth of shares under the program that began last May. We remain committed to driving value for shareholders."

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Thomson Reports Strong First-Quarter 2006 Results
April 27, 2006

Market Group First-Quarter Highlights:

Legal & Regulatory

  •
  Revenues increased 9%, to $843 million, and segment operating profit grew 12%, to $203 million. Organic revenue grew 7% and growth from acquisitions was 2%. The effect of currency exchange was not material.

  •
  Revenue growth was largely driven by double-digit growth of online legal and tax products, as well as software and services. Westlaw continued to achieve strong growth across all customer segments. The Thomson tax and accounting business was up significantly, led by Checkpoint and UltraTax, which are tax preparation solutions for accountants, reflecting strong new subscription sales and higher retention levels.

  •
  Revenue increases in the quarter were supported by a slight increase in print revenue primarily due to timing.

  •
  In April, Thomson and Shin Nippon Hoki Shuppan K.K. signed a joint venture agreement establishing Westlaw Japan K.K. Westlaw Japan brings together the two leading providers of legal information and services in their respective markets and is the first joint venture of its kind in the Japanese legal market. Shin Nippon Hoki Shuppan will provide value-added Japanese law content, editorial staff, knowledge of the Japanese market, strong relationships with customers and sales experience. Thomson will provide its global technology platform, online infrastructure, expertise in developing and supporting online information solutions and the strength of the Westlaw brand.

  •
  The North American legal business continues to deepen its customer presence through practice-specific solutions, including Westlaw Litigator, Practitioner and ResultsPlus. These solutions support legal professionals' effective practice of law, further extend Westlaw's reach and maintain the group's online revenue growth trajectory.

Learning

  •
  Revenues were $382 million, a 9% increase over the prior-year period. Excluding the effects of currency exchange, revenues grew 10%, virtually all of which was organic.

  •
  Revenue growth was the result of strong performance from higher education businesses, particularly custom publishing services and international, as well as growth in global library reference and e-testing businesses. Revenue growth was dampened by weakness in corporate e-learning.

  •
  Strong global higher education performance benefited from increased demand in several key disciplines, including double-digit growth in Humanities and Social Sciences, and Business and Economics.

  •
  The segment operating loss for the quarter was $50 million, compared to a loss of $45 million in the first quarter of 2005, due to timing of expenses. Learning's first-quarter results are not indicative of its anticipated performance for the full year, due to the seasonal nature of the academic business in which most of the revenues and profits are realized in the second half of the year.

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Thomson Reports Strong First-Quarter 2006 Results
April 27, 2006

Financial

  •
  Revenues increased 6%, to $485 million, and segment operating profit increased 22%, to $79 million. Organic revenue growth was 7%, offset by unfavorable currency exchange movements of 1%.

  •
  Thomson Financial continued its strong performance in the first quarter of 2006, with broad-based growth across all customer segments and regions.

  •
  Thomson ONE continued to post solid gains with growth from the recent launch of Thomson ONE for Investment Management and strong growth in its Corporate Services group.

  •
  Thomson trading and transaction-based businesses continued to exhibit good growth and expand into new markets. There was continued strong demand for both Omgeo's straight-through processing services and TradeWeb's electronic fixed income products, including new asset classes.

Scientific & Healthcare

  •
  Revenues were $227 million, up 2% from 2005, and segment operating profit increased 11%, to $31 million. Excluding the effects of currency exchange, revenues grew 4%, of which 3% was organic.

  •
  Revenue growth was driven by increased subscriptions for Web of Science and Thomson Pharma solutions, as well as increased customer spending for healthcare decision support products. This growth was offset by lower sales in medical education businesses, print and legacy products.

  •
  Web of Knowledge continued to post solid gains, with usage up nearly 50% over 2005 and a retention rate greater than 95%.

  •
  Thomson continued to add value to its Thomson Pharma platform as it rolled out several new tools, including the Thomson Pharma Brand Management Module, which helps pharmaceutical companies make critical decisions regarding products, licensing and new drug indications.

Corporate & Other

        Corporate and other expenses increased to $44 million in the first quarter due to higher pension costs, higher stock compensation costs and severance and other charges associated with the Thomson infrastructure optimization program.

Dividend

        The Board of Directors declared a quarterly dividend of $0.22 per common share payable on June 15, 2006 to holders of record as of May 18, 2006.

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Thomson Reports Strong First-Quarter 2006 Results
April 27, 2006

Normal Course Issuer Bid

        Thomson also announced today its plans to renew its share repurchase program. Thomson plans to repurchase up to 15 million of its common shares (representing approximately 2.3% of its issued and outstanding shares as of April 26, 2006). Purchases may commence on May 5, 2006 and will terminate no later than May 4, 2007. Thomson may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Under its existing normal course issuer bid, which began on May 5, 2005 and expires on May 4, 2006, Thomson has purchased 12,910,000 common shares to date at an average price of US$36.15. As of April 26, 2006, Thomson had 644,011,589 issued and outstanding common shares. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the bid at any time. Shares repurchased under the bid will be cancelled.

        From time to time, when Thomson does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of common shares at times when Thomson ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson's broker will be adopted in accordance with the requirements of applicable Canadian securities laws and Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

2006 Outlook

        Thomson expects full-year 2006 revenue growth to be in line with the corporation's long-term target of 7% to 9%, excluding the effects of currency translation. Full-year 2006 revenue growth will continue to be driven primarily by existing businesses, supplemented by tactical acquisitions.

        Thomson expects continued improvement in its operating profit margin in 2006.

        Thomson also expects to continue to generate strong free cash flow in 2006.

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Thomson Reports Strong First-Quarter 2006 Results
April 27, 2006

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2005 revenues of approximately $8.5 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,500 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

        The Thomson Corporation will webcast a discussion of first-quarter results beginning at 9:00 am ET today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. When applicable, prior periods are restated for discontinued operations.

This news release includes certain non-GAAP financial measures, such as adjusted earnings from continuing operations, free cash flow and segment operating profit and loss. Segment operating profit and loss were referred to in previous news releases as adjusted operating profit and loss. We use these non-GAAP financial measures as supplemental indicators of our operating performance and financial position. These measures do not have any standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are set forth in the following tables.

This news release, in particular the sections under the headings "2006 Outlook" and "Normal Course Issuer Bid," includes forward-looking statements, such as the Corporation's expectations and intentions regarding its full-year financial results and the share repurchase program, that are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. For the share repurchase program, these factors include the market price of the common shares, general business and market conditions and management's determination of alternative needs and uses of the Corporation's cash resources. Some of the factors that could cause actual results or events to differ materially from current expectations are actions of our competitors; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; and changes in the general economy. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2005. A discussion of material assumptions related to the Corporation's 2006 Outlook is contained in its management's discussion and analysis for the year ended December 31, 2005, which is also part of the Corporation's most recent Form 40-F. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Thomson Reports Strong First-Quarter 2006 Results
April 27, 2006

CONSOLIDATED STATEMENT OF EARNINGS
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended March 31,
	2006	2005
Revenues	1,931	1,801
Cost of sales, selling, marketing, general and administrative expenses	(1,564)	(1,460)
Depreciation	(148)	(141)
Amortization	(76)	(80)

Operating profit	143	120
Net other income(1)	38	2
Net interest expense and other financing costs	(53)	(54)
Income taxes	46	6

Earnings from continuing operations	174	74
Loss from discontinued operations, net of tax	(37)	(1)

Net earnings	137	73
Dividends declared on preference shares	(1)	(1)

Earnings attributable to common shares	136	72

Basic and diluted earnings per common share	$0.21	$0.11

Basic weighted average common shares	648,153,472	655,764,422

Diluted weighted average common shares	648,998,104	656,388,656

RECONCILIATION OF EARNINGS ATTRIBUTABLE TO COMMON SHARES TO
ADJUSTED EARNINGS FROM CONTINUING OPERATIONS(2)
(millions of U.S. dollars, unaudited)

	Three Months Ended March 31,
	2006	2005
Earnings attributable to common shares	136	72
Adjustments:
One time items:
Net other income	(38)	(2)
Tax on above item	(1)	—
Interim period effective tax rate normalization(3)	(50)	(16)
Discontinued operations	37	1

Adjusted earnings from continuing operations	84	55

Adjusted basic and diluted earnings per common share from continuing operations	$0.13	$0.08

Notes:

(1)
"Equity in net losses of associates, net of tax" has been reclassified to "Net other income" in the previous period to conform to the current period's presentation. For the three month period ended March 31, 2006, net other income primarily represents the gain on the sale of WebCT.

(2)
Adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations are earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability. Thomson uses these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

(3)
Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group. Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group's jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Thomson Reports Strong First-Quarter 2006 Results
April 27, 2006

CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)
(unaudited)

	March 31, 2006	December 31, 2005
Assets
Cash and cash equivalents	285	407
Accounts receivable, net of allowances	1,421	1,676
Inventories	332	315
Prepaid expenses and other current assets	349	320
Deferred income taxes	249	249
Current assets of discontinued operations	32	43

Current assets	2,668	3,010
Computer hardware and other property, net	738	773
Computer software, net	732	745
Identifiable intangible assets, net	4,355	4,414
Goodwill	9,023	8,914
Other non-current assets	1,395	1,374
Non-current assets of discontinued operations	166	208

Total assets	19,077	19,438

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	405	202
Accounts payable and accruals	1,237	1,708
Deferred revenue	1,116	1,032
Current portion of long-term debt	47	98
Current liabilities of discontinued operations	64	68

Current liabilities	2,869	3,108
Long-term debt	3,971	3,983
Other non-current liabilities	820	820
Deferred income taxes	1,527	1,546
Non-current liabilities of discontinued operations	13	18

Total liabilities	9,200	9,475
Shareholders' equity
Capital	2,736	2,726
Retained earnings	6,835	6,992
Accumulated other comprehensive income	306	245

Total shareholders' equity	9,877	9,963

Total liabilities and shareholders' equity	19,077	19,438

Thomson Reports Strong First-Quarter 2006 Results
April 27, 2006

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2006	2005
Cash provided by (used in):
Operating activities
Net earnings	137	73
Remove loss from discontinued operations	37	1
Add back (deduct) items not involving cash:
Depreciation	148	141
Amortization	76	80
Net gains on disposals of businesses and investments	(41)	(1)
Deferred income taxes	(17)	(7)
Other, net	88	49
Voluntary pension contribution	(5)	—
Changes in working capital and other items	(195)	(85)
Cash provided by operating activities — discontinued operations	1	12

Net cash provided by operating activities	229	263

Investing activities
Acquisitions	(135)	(70)
Proceeds from disposals	55	1
Capital expenditures, less proceeds from disposals	(103)	(113)
Other investing activities	(14)	(5)
Capital expenditures of discontinued operations	(1)	(1)
Income taxes paid on disposal of discontinued operations	—	(105)

Net cash used in investing activities	(198)	(293)

Financing activities
Repayments of debt	(52)	(125)
Net borrowings under short-term loan facilities	199	199
Repurchase of common shares	(168)	—
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(139)	(122)
Other financing activities, net	8	4

Net cash used in financing activities	(153)	(45)

Translation adjustments	—	(3)

Decrease in cash and cash equivalents	(122)	(78)
Cash and cash equivalents at beginning of period	407	405

Cash and cash equivalents at end of period	285	327

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW(1)
(millions of U.S. dollars, unaudited)

	Three Months Ended March 31,
	2006	2005
Net cash provided by operating activities	229	263
Capital expenditures	(103)	(113)
Other investing activities	(14)	(5)
Capital expenditures of discontinued operations	(1)	(1)
Dividends paid on preference shares	(1)	(1)

Free cash flow	110	143

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares. Thomson uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

Thomson Reports Strong First-Quarter 2006 Results
April 27, 2006

BUSINESS SEGMENT INFORMATION *
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2006	2005	Change
Revenues:
Legal & Regulatory	843	776	9%
Learning	382	349	9%
Financial	485	458	6%
Scientific & Healthcare	227	223	2%
Intercompany eliminations	(6)	(5)

Total revenues	1,931	1,801	7%

Operating Profit:(1)
Segment operating profit
Legal & Regulatory	203	181	12%
Learning	(50)	(45)	(11%	)
Financial	79	65	22%
Scientific & Healthcare	31	28	11%
Corporate and other(2)	(44)	(29)

Total Segment operating profit	219	200	10%
Amortization	(76)	(80)

Operating Profit	143	120	19%

*
Notes to business segment information for continuing operations
(1)
Please see reconciliations to GAAP measures in the following tables.
(2)
Corporate and other includes corporate costs and certain costs associated with the Corporation's stock incentive and phantom stock plan.

        Detail of depreciation by segment:

	Three Months Ended March 31,
	2006	2005
Legal & Regulatory	52	48
Learning	40	34
Financial	44	46
Scientific & Healthcare	10	10
Corporate and other	2	3

	148	141

Thomson Reports Strong First-Quarter 2006 Results
April 27, 2006

RECONCILIATION OF SEGMENT OPERATING PROFIT (LOSS) TO OPERATING PROFIT (LOSS)
(millions of U.S. dollars, unaudited)

        Segment operating profit (loss) is defined as operating profit (loss) before amortization of identifiable intangible assets. Thomson uses this measure because amortization is not considered to be a controllable operating cost for purposes of assessing the current performance of the businesses. Thomson also uses segment operating profit margin, which is segment operating profit as a percentage of revenues.

For the Three Months Ended March 31, 2006

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Segment operating profit (loss)	203	(50)	79	31	(44)	219
Less: Amortization	(25)	(16)	(23)	(12)	—	(76)

Operating profit (loss)	178	(66)	56	19	(44)	143

For the Three Months Ended March 31, 2005

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Segment operating profit (loss)	181	(45)	65	28	(29)	200
Less: Amortization	(27)	(15)	(22)	(16)	—	(80)

Operating profit (loss)	154	(60)	43	12	(29)	120

RECONCILIATION OF SEGMENT OPERATING PROFIT (LOSS) MARGIN TO
OPERATING PROFIT (LOSS) MARGIN
(as a percentage of revenue, unaudited)

For the Three Months Ended March 31, 2006

	Legal & Regulatory		Learning	Financial		Scientific & Healthcare		Total
Segment operating profit (loss) margin	24.1%		(13.1%)	16.3%		13.7%		11.3%
Less: Amortization	(3.0%	)	(4.2%)	(4.8%	)	(5.3%	)	(3.9%	)

Operating profit margin (loss)	21.1%		(17.3%)	11.5%		8.4%		7.4%

For the Three Months Ended March 31, 2005

	Legal & Regulatory		Learning	Financial		Scientific & Healthcare		Total
Segment operating profit (loss) margin	23.3%		(12.9%)	14.2%		12.6%		11.1%
Less: Amortization	(3.5%	)	(4.3%)	(4.8%	)	(7.2%	)	(4.4%	)

Operating profit margin (loss)	19.8%		(17.2%)	9.4%		5.4%		6.7%

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CONSOLIDATED STATEMENT OF EARNINGS (millions of U.S. dollars, except per common share data) (unaudited)
RECONCILIATION OF EARNINGS ATTRIBUTABLE TO COMMON SHARES TO ADJUSTED EARNINGS FROM CONTINUING OPERATIONS (2) (millions of U.S. dollars, unaudited)
BUSINESS SEGMENT INFORMATION * (millions of U.S. dollars) (unaudited)